Exhibit 23.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, Lee Keeling and Associates, Inc. hereby consents to the use of the name Lee Keeling and Associates, Inc., to references to Lee Keeling and Associates, Inc. and to the incorporation by reference of information contained in its report dated December 10, 2012 titled “Estimated Proved Reserves and Future Net Cash Flow Constant Pricing Interests Owned by EXCO Resources, Inc.” in the Registration Statement on Form S-3 (No. 333-180070) of Harbinger Group Inc. (the “Registration Statement”). Lee Keeling and Associates, Inc. further consents to the use of Lee Keeling and Associates, Inc. in the “Experts” section of the Registration Statement.

/s/ Lee Keeling and Associates, Inc.

Tulsa, Oklahoma

December 10, 2012